WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
813-831-9348
Michael@GoPublicDirect.com

November 14, 2013

Jerard Gibson, Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Prime Estates and Developments, Inc.
Form 8-K
Filed October 3, 2013
File No. 000-54436

Dear Mr. Gibson,

We have filed Form 8-K/A to the above-captioned Form 8-K.

The table setting forth responses to our comments on Form 8-K is attached.

If you have any questions concerning this matter or anything else related to this filing, please do not hesitate to contact the undersigned.

Thank you for our consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

COMMENT NUMBER	RESPONSE
1
As noted in the filing:  At this time, Panagiotis Drakopoulos and Konstantinos Vassilopoulos intend to remain on the board and they will continue to exercise control of the Board of Directors.  However, as Dimitrios Goulielmos owns the majority of the voting stock of the Corporation, he has the right under Nevada law to remove these two individuals at any time and to select and vote in replacements.  Dimitrios Goulielmos, Panagiotis Drakopoulos and Konstantinos Vassilopoulos have discussed this and for the current time the Board will remain as it is.  However, as the Company grows in accordance with its business plan, it may make business sense to add new directors with different expertise and even to have Panagiotis Drakopoulos and Konstantinos Vassilopoulos step down as Directors.  There is no definitive, binding agreement or understanding between Dimitrios Goulielmos, Panagiotis Drakopoulos and Konstantinos Vassilopoulos as to any change in the Board of Directors.

2	The requested information has been added to the disclosure under “Exchange Transaction.”
3
As set forth in the filing:  Because this transaction was structured as a share exchange transaction and not a merger, no shareholder approval was required under Nevada law and shareholders have no dissenters’ rights.

4
We have revised this section to more fully discuss our preexisting business, including whether we generate any revenues from such business. We have described our plan to combine this business with the consulting business. We have updated our MD&A disclosures to include a discussion of our continuing real estate operations in relation to our new business prospects.

5	We have eliminated this term and now describe the types of services we provide in more specific detail.
6
We discuss our specific consulting services arrangements in greater detail, including the scope of services and the parties with whom you have entered into these arrangements as set forth in the exhibits to this filing. We also describe our ongoing obligations under these arrangements, of which there are currently none except to provide services under our Master Service Agreements filed as Exhibits when and as requested.

7
We now more specifically describe what we mean by remote online support, remote analysis” of your client’s existing computer software, and technical analysis of our client’s telecommunication needs entails in the specific discussion of each of these services.

8
As disclosed, we also describe our ongoing obligations under these arrangements, of which there are currently none except to provide services under our Master Service Agreements filed as Exhibits when and as requested.

9
We have rewritten MD&A to include this information. Until the day of this filing we had issued invoices to our clients for the total amount of € 6,427,947 or about $8,580,000.  No accounts receivable had been recorded as of June 30, 2013 as the criteria for recognition of revenue had not been met.  We intend to pay the $490,478 of accounts payable as of June 30, 2013 that we owe from the collections of our accounts receivable.

10	None, as disclosed.
11
As revised, specifically: If we do not collect these receivables and do not generate future cash flow or raise additional funds from debt or equity financing, we may have to cease operations and investors could lose their entire investment.  We have no agreement to secure additional debt or equity funds and management is under no obligation to provide us additional funding if needed.  We currently do not have any loan arrangements in place with management to fund our planned operations.

12	Disclosure concerning all officers and directors revised as requested.

13	The reference to Rule 506 and Regulation D was a scrivener error and now has been revised as follows:

The issuance of the common stock to Dimitrios Goulielmos, sole shareholder of Amplerissimo pursuant to the Exchange Agreement was exempt from registration pursuant Regulation S promulgated under the Securities Act of 1933, as amended.

We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances to non US citizens or residents.

We believed that Regulation S was available because:

	o	None of these issuances involved underwriters, underwriting discounts or commissions;
	o	We placed Regulation S required restrictive legends on all certificates issued;
	o	No offers or sales of stock under the Regulation S offering were made to persons in the United States;
	o	No direct selling efforts of the Regulation S offering were made in the United States.

In connection with the above transactions, we provided the following to the investor:

	o	Access to all our books and records.
	o	Access to all material contracts and documents relating to our operations.
	o	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.
14
In determining whether our 8-K filing should contain pro forma information, we looked to SEC Practice Interpretations 10.  Accounting Topics and the SEC: Application of Reverse Purchase Accounting (Reverse Acquisitions), specifically:

Q8. Are there any other methods pursuant to which the acquisition of Company T by Company A might be accounted for?

A8. The SEC staff has suggested that when a public shell with no operations, but with substantial amounts of cash, acquires an operating company with significant products and operations, the substance of the transaction is the sale or issuance of Company T's stock for cash of Company A. On the other hand, when a public shell with no operations and nominal net assets acquires an operating company with significant products and operations, the transaction would be accounted for as a recapitalization. In both these instances, the SEC staff has contended that APB No. 16 does not apply and pro forma financial information is not presented since the combination is not a business combination. The accounting is identical to that for reverse acquisitions, except that no goodwill or other intangible should be recorded. Costs of the transactions may be charged directly to equity only to the extent of cash received, while all costs in excess of cash received should be charged to expense.

In applying this interpretation, we believe Proforma Financials did not need to be filled because the transaction was not a business combination.  Therefore, we didn’t look at the proforma literature, and did not file proformas.

15
We have revised our disclosure as requested.  We consider revenue recognizable when persuasive evidence of an arrangement exists, goods or services have been delivered, and collectability is reasonably assured. These criteria are assumed to have been met if a customer orders an item, the goods or services have been shipped or delivered to the customer, and we have sufficient evidence of collectability, such as payment history with the customer. Revenue that is billed in advance such as recurring weekly or monthly services are initially deferred and recognized as revenue over the period the services are provided.

Amplerissimo provides its customers with various types of services under what is like a Master Service Agreement, meaning the Agreement with the Customer lists a menu of services we provide and the customer picks the service it wants.  These services include: data mining, statistical data analysis, research and analysis, negotiating services, credit risk analysis, credit management, conducting case studies, introduction services, e-commerce consulting, marketing management consulting, expansion strategies consulting, information systems consulting, and business management software consulting. The customer then submits what is in effect a purchase order for a particular service on the menu.  We agree with the customer on pricing and payment terms and we commence to provide the service to our customer.  The price of the service varies with the type of service requested, the length of time for which the services is requested or will be required to perform the requested service and the degree of difficulty in providing the services.  Some of the services are provided directly by our President and some are provided by third-parties which our President locates and sub contracts to provide the services.

Prime Estates and Developments, Inc.

November 14, 2013

Jerard Gibson, Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Prime Estates and Developments, Inc.
Form 8-K
Filed October 3, 2013
File No. 000-54436

Dear Mr. Gibson,

Prime Estates and Developments, Inc. [the “Company”] has filed Form 8-K/A to the above-captioned Form 8-K.

The Company hereby acknowledges the following:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for our consideration.

Sincerely,

/s/ Panagiotis Drakopoulos
Panagiotis Drakopoulos
Chief Financial Officer